10/6

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83- 2 FISCAL YEAR:

(03/94)

ADB

Asian Development Bank

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

ADB

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2005

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In May 2005, ADB fully redeemed its 7.50% US$ Global Bonds of 2000/2005 with principal amount of US$1,000,000,000.

There was no sale of primary obligations in the United States in the second quarter of 2005.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the second quarter ended 30 June 2005 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

Annex A

ADB NEWS RELEASES (Second Quarter 2005)	
DATE	**PARTICULARS**
30 Jun 2005	ADB Extends Emergency Assistance to the Cook Islands in Cyclone Aftermath
29 Jun 2005	ADB Loan Signed to Help Develop Alternative Livelihoods for Fiji's Farmers
29 Jun 2005	Norway Contributes $1.25 Million to ADB Fund to Promote Results Management
24 Jun 2005	ADB Reviews Its Water Policy Implementation
23 Jun 2005	ADB Adopts Fast Track Approach for Tsunami Affected Areas of Indonesia
22 Jun 2005	ADB Preparing Project to Complete Coastal Corridor in Mekong Region
20 Jun 2005	ADB President Kuroda Set for Visit to Washington, DC
17 Jun 2005	ADB Celebrates First Year in Fiji Islands with Better Information Services
17 Jun 2005	ADB to Review Its Water Policy Implementation
14 Jun 2005	ADB Loan to Help Develop Pakistan's Agribusiness Sector
10 Jun 2005	ADB to Help Conserve Ecosystems and Wildlife Resources in Afghanistan
8 Jun 2005	Journalists and Experts Debate Bangladesh Water Issues
31 May 2005	ADB to Help Boost Urban Health in Bangladesh
31 May 2005	ADB to Help Resolve Nonperforming Assets in Philippine Housing Sector
30 May 2005	Project Planned to Develop Madrasah Education in Indonesia
26 May 2005	Business Survey Highlights Investment Climate Challenge in Indonesia
20 May 2005	ADB Loan to Help Develop Pakistan's Agribusiness Sector
18 May 2005	ADB Issues Debut Thai Baht Bonds
17 May 2005	Shanghai To Host First GMS Environment Ministers Meeting
13 May 2005	ADB Workshop Concludes With Commitment to Streamline Processing and Response Time in Urban Sector Projects in India
12 May 2005	ADB, Viet Nam Sign US$1 Million Grant to Improve Urban Environment in Central Region
12 May 2005	World Bank and ADB Sign Agreements with GOI to Support Emergency Reconstruction of Tsunami Hit Areas in India
11 May 2005	Quarterly Economic Update Bangladesh, March 2005
6 May 2005	ADB Annual Meeting Closes with Commitment to Relevance, Responsiveness and Results
5 May 2005	ASEAN+3 Taking Big Step Toward Economic Integration, ADB Official Says
5 May 2005	ADB Cambodia Launches Journalism Writing Contest for Local Journalists
4 May 2005	Asia and Pacific Moving into More Integrated and Inclusive Era, ADB President Tells Annual Meeting
3 May 2005	Increased Openness and Integration Promotes Asian Dynamism, Says ADB President
29 Apr 2005	Grant To Help Restore Livelihoods Of Tsunami-Affected Farmers In The Maldives
29 Apr 2005	ADB Loan To Help Improve Environmental Infrastructure In Maldives' Outer Islands
27 Apr 2005	ADB President Kuroda Reaffirms Partnership With PRC President Hu in Manila
27 Apr 2005	Integration and Cooperation Set to be Major Themes at ADB's Annual Meeting in Istanbul
27 Apr 2005	International Audit Experts Recommends Measures to Enhance Financial Accountability and Transparency of Tsunami Funds
24 Apr 2005	Visiting Sri Lankan Officials to Observe Gender Development Activities in ADB Projects
22 Apr 2005	ADB Approves New Policy on Access to Information
21 Apr 2005	ADB Releases Pakistan Economic Update (July 2004-March 2005)
20 Apr 2005	ADB Program Update Provides Strategic Support to Critical Areas in Indonesia in 2005
20 Apr 2005	ADB Support for Gender Mainstreaming in Poverty Reduction Strategies
19 Apr 2005	ADB/OECD Anti-Corruption Initiative for Asia-Pacific Welcomes PRC and Thailand as Full Members
19 Apr 2005	Kazakhstan and ADB Strengthen Partnership in Private Sector
19 Apr 2005	ADB's Director General Discusses Program of Assistance for 2005 with Government
15 Apr 2005	Expanded Markets and Products Mark New Face of Microfinance, ADB Annual Report Says
15 Apr 2005	ADB Lends $5.3 Billion for 80 Loans in 2004, Annual Reports Says
15 Apr 2005	ADB Conducts Regional Workshop in Almaty on Corporate Governance
14 Apr 2005	New Country Director for Tajikistan Assumes Office
14 Apr 2005	ADB Approves US$200 Million Assistance Package for Tsunami-Affected States in India
14 Apr 2005	Two ADB Projects to Help Rebuild Tsunami- and Conflict-Affected Sri Lanka
14 Apr 2005	ADB Project to Bring Electricity to Poor in Rural Towns of Afghanistan
11 Apr 2005	Jakarta Expert Meeting Identifies Measures to Prevent Corruption in Tsunami Assistance
11 Apr 2005	ADB Approves US$300 Million Grant for Earthquake and Tsunami-Affected Indonesia
8 Apr 2005	ADB Unveils Private Sector Assessment for Uzbekistan
7 Apr 2005	UK Contributes Extra $58 Million to ADB Fund for India
7 Apr 2005	ADB Bringing Clean Water and Sanitation to Rural Indonesia and Tsunami Affected Areas
7 Apr 2005	UK Contributes Extra US$58 Million to ADB Fund for India
6 Apr 2005	Domestic Demand and Exports to Power Viet Nam's Economic Growth at About 7.5% Over Next 3 Years
6 Apr 2005	Strong Domestic and External Sectors Buoying Pakistan
6 Apr 2005	ADB to Help Expand Cellular Phone Services in Afghanistan
6 Apr 2005	Domestic Demand and Exports to Power Viet Nam's Economic Growth at About 7.5% Over Next 3 Years

Annex A

ADB NEWS RELEASES (Second Quarter 2005)	
DATE	PARTICULARS
6 Apr 2005	Reduced International Support to Hit Timor-Leste Economy in Short-Term
6 Apr 2005	Tsunami to Knock Less Than Half a Percentage Point Off Sri Lanka's Growth
6 Apr 2005	Soft Landing Expected for People's Republic of China Economy
6 Apr 2005	Philippine Economic Growth Forecast to Steady to 5% Over Next Three Years
6 Apr 2005	Strong Domestic and External Sectors Buoying Pakistan
6 Apr 2005	Pacific Economy to Follow Global Economic Trend
6 Apr 2005	Mongolia's Strong Growth Set to Moderate, Vulnerabilities Remain
6 Apr 2005	Economic Outlook Positive for Kyrgyz Republic Economy, ADB Says
6 Apr 2005	Kazakhstan's Medium-Term Economic Outlook Remains Robust
6 Apr 2005	Indonesian Economy Forecast to Pick Up Speed over Next Three Years, Despite Tsunami
6 Apr 2005	Fiji Economy to Face Daunting Challenges Both in Domestic and External Fronts
6 Apr 2005	Rebounding Industry and Services Driving Bangladesh's Economy
6 Apr 2005	Oil and Gas Powering Double Digit Growth for Azerbaijan
6 Apr 2005	Strong Competition Policies Needed to Maintain Asian Growth, ADB Report Says
6 Apr 2005	ADB Predicts Continuing Strong Growth For Developing Asia In 2005, Though Risks Loom
4 Apr 2005	Workshop Launches ADB's Woman and Child Health Project in Uzbekistan
4 Apr 2005	ADB to Support Nam Theun 2 Hydroelectric Project in Lao PDR
1 Apr 2005	ADB Establishes Office for Regional Economic Integration

Source: ADB's official website (http:// www.adb.org)